FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 05, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Plans a $500 million Syndicated Loan

Moscow, Russian Federation – July 5, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that it has mandated four international banks to arrange a $500 million syndicated loan.

MTS has mandated ABN AMRO Bank N.V. (“ABN AMRO”), HSBC Bank plc (“HSBC”), ING Bank N.V. (“ING”) and Raiffeisen Zentralbank Oesterreich AG (“RZB”) (together the “Mandated Lead Arrangers”) to arrange a $500 million Medium-Term Syndicated Credit Facility (the “Facility”).

The Facility has been fully underwritten by the Mandated Lead Arrangers and has a tenor of three years. The Facility will be used for general corporate purposes and for refinancing existing debt. ABN AMRO, HSBC and ING are Joint Bookrunners with ING also acting as the Documentation and Facility Agent. RZB is the Signing Agent.

Commenting on the Company’s plans, Tatiana Evtushenkova, MTS’ Vice President for Investment and Corporate Development said: “Raising $500 million on an unsecured basis in a sector other than oil, gas and metals is expected to establish a landmark for Russian syndicated loans, offering sector diversification to lenders active in Russia.”

MTS is currently working with the Mandated Lead Arrangers to prepare a syndication that will be launched later in July.

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For further information contact:

Mobile TeleSystems, Moscow
Investor and Public Relations	tel: +7 095 911 6553
Andrey Braginski	e-mail: ir@mts.ru

On behalf of the Mandated Lead Arrangers contact:

ING Bank N.V.
Elena Ivanova, Managing Director	tel: +44 (0) 20 7767 1415

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 21.9 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might” the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors,” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	Vassily Sidorov
	Name:	Vassily Sidorov
	Title:	President/CEO

Date: July 05, 2004